

September 13, 2010

Rick E Winningham
Chief Executive Officer
Theravance, Inc.
901 Gateway Blvd.
South San Francisco, CA 94080

> **Re:** **Theravance, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2010**
> **File No. 000-30319**

Dear Mr. Winningham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Patents and Proprietary Rights, page 12

1. Please expand this section to identify all your material patents, the products or technologies to which they relate, the related expiration dates and the jurisdictions that issued them, and indicate if the patents are owned or licensed.

Definitive Proxy on Schedule 14A

Board Leadership Structure, page 12

2. Please provide draft disclosure for your 2010 proxy statement that explains why, in light of Dr. Vagelos electing not to stand for re-election, you have determined, for purpose of

your leadership structure, that it is appropriate for Mr. Winningham to serve as both Chairman of the Board and Chief Executive Officer.

Compensation Discussion and Analysis, page 32

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Annual Incentive Compensation, page 35

4. Please provide draft disclosure for an amendment, with respect to the incentive cash bonuses awarded to your named executive officers for their 2009 performance, including:

- The dollar amount awarded to each person;
- Each of the specific performance goals applicable to each named executive officer and how each objective was weighted. To the extent that any of the performance goals were quantitative, please discuss this.
- The actual level of achievement of each of the performance goals applicable to each named executive officer; and
- The relationship between the level of achievement of performance goals and the amount of bonuses awarded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director